UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

BORQS TECHNOLOGIES, INC.

Commission File Number 001-37593
(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On October 10, 2023, Borqs Technologies, Inc. (the “Company”) completed a reverse stock split of the Company’s issued and outstanding ordinary shares at the ratio of one-for-twelve (the “Reverse Stock Split”). The objective of the Reverse Stock Split is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market (“Nasdaq”).

Beginning with the opening of trading on October 10, 2023, the Company’s ordinary shares now trade on Nasdaq on a split-adjusted basis, under the same symbol “BRQS” but under a new CUSIP Number, G1466B145. As a result of the Reverse Stock Split, each twelve ordinary shares outstanding have been automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional shares have been issued because of the Reverse Stock Split. Instead, any fractional shares that would have resulted from the Reverse Stock Split have been rounded up to the next whole number.

The Reverse Stock Split has reduced the number of ordinary shares issued and outstanding from 190,168,698 to approximately 15,847,392 (subject to the rounding up for fractional shares). In addition, a copy of the press release announcing the Reverse Stock Split on October 6, 2023, is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press release dated October 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES, INC.
(registrant)

Dated: October 10, 2023	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

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